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                             THE CHERRY CORPORATION

                               3600 SUNSET AVENUE

                            WAUKEGAN, ILLINOIS 60087

                                  847-662-9200

                                 June 15, 2000

Dear Stockholder:

    The Cherry Corporation (the "Company") and CABO Acquisition Corp. ("Purchaser"), a Delaware corporation, entered into an Agreement and Plan of Merger, dated as of June 5, 2000 (the "Merger Agreement"), providing for the acquisition of any and all of the common stock, par value $1.00 per share (the "Shares"), of the Company at $26.40 cash per Share.

    The Purchaser has today commenced a cash tender offer for any and all of the issued and outstanding Shares (other than those owned by Purchaser and Peter B. Cherry and certain affiliates of Peter B. Cherry (the "Cherry Family Members")) at a price of $26.40 per Share, net to the seller in cash, without interest thereon (the "Offer Price"). If the tender offer is consummated and certain other conditions are met, the Merger Agreement provides that, following the tender offer, Purchaser will merge with and into the Company and any remaining Shares (other than Shares owned by Purchaser or the Cherry Family Members or held by the Company and Shares held by stockholders who perfect appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive an amount per Share equal to the Offer Price.

    At a meeting on June 4, 2000, your Board of Directors (the "Board") by unanimous vote of all directors present, based on, among other things, the unanimous recommendation of a special committee comprised of independent directors (the "Special Committee"), (i) determined that the merger is advisable and that the terms of the offer and the merger, the Merger Agreement and the consummation of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its stockholders (other than Purchaser and the Cherry Family Members), (ii) approved the offer and the merger and approved the Merger Agreement, and (iii) recommended that the stockholders of the Company accept the offer and, if required by law, approve the merger and approve and adopt the Merger Agreement.

    In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and Schedule 14D-9, including, among other things, the opinion of Wasserstein Perella & Co., Inc., the Special Committee's financial advisor, that as of June 4, 2000, and based on and subject to the assumptions and limitations contained in their opinion, the price of $26.40 per Share to be received in the offer and the merger by the holders of Shares (other than Purchaser and its affiliates) was fair, from a financial point of view, to the holders of Shares (other than Purchaser and its affiliates).

    Enclosed for your consideration are copies of the tender offer materials and the Company's Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                          Sincerely,

                                          Robert B. McDermott

                                          Robert B. McDermott
                                          Chairman, Special Committee of the
                                          Board of Directors